The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

November 27, 2024

VIA EDGAR

Mr. Rolf Sundwall

Ms. Kate Tillan

Mr. John Dana Brown

Ms. Sonia Bednarowski

Office of Crypto Assets

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:          The9 Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2023

Response dated August 29, 2024

File No. 001-34238

Dear Mr. Sundwall, Ms. Tillan, Mr. Brown and Ms. Bednarowski,

The Company has received the letter dated November 19, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 15, 2024 (the “2023 Form 20-F”) and the Company’s response submitted on August 29, 2024. The Company respectfully submits to request an extension to the deadline for responding to the Letter due to additional time needed to gather sufficient information and prepare a thorough response. The Company will provide its response to the Letter via EDGAR as soon as possible, no later than January 3, 2025.

If you have any additional questions or comments regarding the 2023 Form 20-F and the Correspondence, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

The9 Limited

By:	/s/ George Lai
Name:	George Lai
Title:	Director and Chief Financial Officer

cc:           Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mei Siu, Partner, RBSM LLP